                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                               (Amendment No.1)*


                              Mandalay Resort Group
             -----------------------------------------------------
                                (Name of Issuer)

                                  common stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    562567107
             -----------------------------------------------------
                                 (CUSIP Number)


                                  December 31, 2000
             -----------------------------------------------------
            (Date of Event Which requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 16 Pages

CUSIP No. 562567107          Schedule 13G             Page 2 of 16 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Iridian Asset Management LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,741,400
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,741,400
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,741,400

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IA

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107           Schedule 13G             Page 3 of 16 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     LC Capital Management, LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,741,400
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,741,400
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,741,400

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107         Schedule 13G             Page 4 of 16 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     CL Investors, Inc.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,741,400
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,741,400
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,741,400

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107        Schedule 13G             Page 5 of 16 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     COLE Partners LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          219,300
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            219,300
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     219,300

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107         Schedule 13G             Page 6 of 16 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Iridian Partners Fund, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          55,700
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            55,700
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,700

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 0.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107          Schedule 13G             Page 7 of 16 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Iridian Investors, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          35,700
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            35,700
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,700

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 0.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107          Schedule 13G             Page 8 of 16 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Iridian Private Business Value Equity Fund, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          127,900
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            127,900
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     127,900

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107          Schedule 13G             Page 9 of 16 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David L. Cohen

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          8,186,900
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            8,186,900
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,186,900

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.7%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562567107           Schedule 13G             Page 10 of 16 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Harold J. Levy

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          8,186,900
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            8,186,900
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,186,900

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.7%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13G              Page 11 of 16 Pages

This Amendment No. 1 to Schedule 13G amends in its entirety Schedule 13G previously filed for the month ended July 31, 2000.

________________________________________________________________________________
Item 1(a).  Name of Issuer:

            Mandalay Resort Group

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            3950 Las Vegas Boulevard South
            Las Vegas, Nevada 89119

________________________________________________________________________________
Item 2.

(a)  Name of Person Filing.

     This Statement is being filed by and on behalf of Iridian Asset Management LLC ("Iridian"), LC Capital Management, LLC ("LC Capital"), CL Investors, Inc. ("CL Investors"), COLE Partners LLC ("COLE"), Iridian Partners Fund, L.P. ("Iridian Partners"), Iridian Investors, L.P. ("Iridian Investors"), Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"), David L. Cohen and Harold J. Levy (collectively, the "Reporting Persons").

(b) Address of Principal Business Office:

     The Address of Principal Business Office of each of the Reporting Persons is c/o Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.

(c)  Citizenship or Place of Organization:

     Each of  Iridian,  LC  Capital  and COLE is a  Delaware  limited  liability company. CL Investors is a Delaware corporation. Each of Iridian Partners, Iridian Investors and Iridian Private Business is a Delaware limited partnership. Each of David L. Cohen and Harold J. Levy is a citizen of the United States.

(d)  Title of Class of Securities:

     This Statement relates to the shares of common stock, $.01-2/3 par value, of Mandalay Resort Group.

(e)  CUSIP Number: The CUSIP number is 562567107.
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [X]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

                              SCHEDULE 13G              Page 12 of 16 Pages
_______________________________________________________________________________
Item 4.     Ownership.

(a) and (b). Amount Beneficially Owned and Percent of Class:

     As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate the number of shares of Common Stock, and the percentage, set forth below (the percentage of shares of Common Stock owned being based upon 76,292,902 shares of Common Stock outstanding at November 30, 2000 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31,
2000). Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

Name                          Number of Shares         Approximate Percentage of
                                                       Outstanding Shares

Iridian (see Note 1)             7,522,100                   9.9%
First Eagle                        445,500                   0.6%
Iridian Partners                    55,700         less than 0.1%
Iridian Investors                   35,700         less than 0.1%
Iridian Private Business           127,900                   0.2%

Note 1: The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Partners, Iridian Investors, and Iridian Private Business.

     Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Partners, Iridian Investors and Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

     LC Capital, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. CL Investors, as the controlling member of LC Capital, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital. Messrs. Cohen and Levy, as controlling stockholders of CL Investors, may be deemed to possess beneficial ownership of shares of Common Stock beneficially owned by CL Investors. Messrs. Cohen and Levy may also be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of their service as Principals of Iridian, to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital by virtue of their service as Principals and managers of LC Capital, and to possess beneficial ownership of the shares of Common Stock beneficially owned by CL Investors by virtue of the fact that they constitute a majority of CL Investors' Board of Directors. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

     COLE, as the sole general partner of Iridian Partners, Iridian Investors and Iridian Private Business, may be deemed to own beneficially shares of Common Stock that Iridian Partners and Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

     Messrs. Cohen and Levy, by virtue of their ability to exercise voting and dispositive power over the shares of Common Stock beneficially owned by First Eagle pursuant to their employment agreements with A&SB Advisers described in
Item 8 of this Statement (which description is incorporated hereby by reference), may be deemed to possess beneficial ownership of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

     As used herein, "beneficial ownership" has the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                              SCHEDULE 13G              Page 13 of 16 Pages


(c) Power to vote or dispose.

     Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 7,522,100 shares of Common Stock. LC Capital, CL Investors and Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     In addition, Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 219,300 shares of Common Stock held in the aggregate by Iridian Partners, Iridian Investors and Iridian Private Business. COLE (in addition to LC Capital, CL Investors and Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     Messrs. Cohen and Levy have the power to vote or direct the vote, and the power to dispose or direct the disposition, of the 445,500 shares of Common Stock held by First Eagle.
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____

Not Applicable.

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

                              SCHEDULE 13G              Page 14 of 16 Pages

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

     Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE. The principal business of LC Capital is serving as the controlling member of Iridian. The principal business of CL Investors is serving as the controlling member of LC Capital.

     The principal business of COLE is serving as the general partner of each of Iridian Partners, Iridian Investors and Iridian Private Business. The principal business of each of Iridian Partners, Iridian Investors and Iridian Private Business is investing in securities. Iridian serves as the investment adviser to Iridian Partners, Iridian Investors and Iridian Private Business. COLE, as the general partner of Iridian Partners, Iridian Investors and Iridian Private Business, and Iridian, as the sole member of COLE and investment adviser to Iridian Partners, Iridian Investors and Iridian Private Business, share voting and dispositive power over the investments of Iridian Partners, Iridian Investors and Iridian Private Business.

     Each of Messrs. Cohen and Levy owns 50% of the common stock of CL Investors and, as his principal occupation, serves as a director of CL Investors, a manager and Principal of LC Capital and as a Principal and portfolio manager of Iridian. Each of Messrs. Cohen and Levy also serves as an employee of Arnhold &
S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under the Investment Advisers Act of 1940.

     A&SB Advisers acts as the investment adviser to First Eagle Fund of America, an open-end non-diversified mutual fund ("First Eagle"), which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. To the Reporting Persons' knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of securities owned by First Eagle. Pursuant to employment agreements with A&SB Advisers, Messrs. Cohen and Levy perform A&SB's investment advisory duties and functions with respect to First Eagle, including the exercise of voting and dispositive power over securities held by First Eagle.

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not Applicable.

________________________________________________________________________________
Item 10.  Certifications.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                 SCHEDULE 13-G              Page 15 of 16 Pages


                                   SIGNATURE.


     After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2001

                              IRIDIAN ASSET MANAGEMENT LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              LC CAPITAL MANAGEMENT, LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              CL INVESTORS, INC.

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, President

                              COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              IRIDIAN PARTNERS FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              IRIDIAN INVESTORS, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              IRIDIAN PRIVATE BUSINESS VALUE EQUITY FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                         By:  /s/ David L. Cohen
                              ----------------------------------
                              David L. Cohen, individually


                         By:  /s/ Harold J. Levy
                              ----------------------------------
                              Harold J. Levy, individually